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            Pursuant to Regulation 200.83 (Rule 83) of the Freedom of
           Information Act, this letter omits confidential information included in the unredacted version
       of this letter delivered to the Securities and Exchange Commission,
        Division of Corporation Finance. Asterisks denote such omissions.
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April 10, 2007

Mr. William H. Thompson                          FOIA Confidential Treatment Request
Branch Chief                                     -----------------------------------
Securities and Exchange Commission               The entity requesting confidential treatment is:
Division of Corporation Finance                  Circuit City Stores, Inc.
100 F Street, N.E.                               9950 Mayland Drive
Mailstop 3561                                    Richmond, Virginia 23233
Washington, D.C. 20549                           Attention: Reginald D. Hedgebeth
                                                            Senior Vice President,
                                                            General Counsel and Secretary
                                                 Telephone: (804) 486-4014

             Re:      Circuit City Stores, Inc.
                      Form 10-K for Fiscal Year Ended February 28, 2006 Filed May 15, 2006
                      Form 10-Q for Fiscal Quarter Ended November 30, 2006 Filed January 5, 2007
                      File No. 1-5767

Dear Mr. Thompson:

     This letter is in response to your letter to our Chairman, President and Chief Executive Officer dated March 29, 2007. For ease of reading, we have reproduced the Staff's comments below in bold and our replies follow in a lighter font.

Form 10-K for Fiscal Year Ended February 28, 2006

Consolidated Statements of Cash Flows, page 37

1. Staff's Comment: We note your response to comment 14 in our letter dated February 28, 2007. Given that the impact of the errors on reported cash flows is quantitatively material, please revise to correct the classification errors.

     Company's Response: Pursuant to our telephone conversation on April 5, 2007, we will revise the statement of cash flows for the fiscal year ended February 28, 2005, to correct the classification errors. In accordance with the guidance provided in SAB 108, we will make such revisions in our Form 10-K for the fiscal year ended February 28, 2007. We will disclose the revisions in the notes to the financial statements and will include a reference to the appropriate footnote on the statement of cash flows.

Note 1.  Basis of Presentation, page 39

Reclassifications and Adjustments, page 39

2. Staff's Comment: We reviewed your response to comment eight in our letter dated February 28, 2007. Please disclose, where material, the effects of changes in accounting estimates and other unusual or infrequently occurring items recognized in each of the quarters reflected in quarterly financial data provided pursuant to Rule 302 of Regulation S-X. Please also disclose changes in accounting estimates in future filings on Form 10-Q in accordance with paragraph 26 of APB 28 and paragraph (a)(5) of Rule 10-01 of Regulation S-X. In addition, please describe changes in accounting estimates and any unusual or infrequent events or transactions that materially affect the amount of reported income from continuing operations in Managements' Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303 of Regulation S-K.

     Company's Response: We did not have any material changes in accounting principles, practices or estimates that would require disclosure for any quarter reflected in the quarterly financial data provided pursuant to Rule 302 of Regulation S-X in our Form 10-K for the fiscal year ended February 28, 2006.

     We did have unusual items recognized in the fourth quarter of fiscal 2006 and accordingly, we included the following disclosure in Note 22, on page 59 of our Annual Report on Form 10-K for the fiscal year ended February 28, 2006:

         During the fourth quarter of fiscal 2006, the company recorded amounts to correct for errors in previously issued consolidated financial statements. See Note 1 for a discussion of the adjustments.

     We will enhance our disclosure in our Form 10-K for the fiscal year ended February 28, 2007, by including the following footnote disclosure in the table of quarterly financial data included in the footnotes:

         During fiscal 2006, the company identified errors in previously issued financial statements. Management evaluated the impact of the errors in the consolidated financial statements for previously reported periods, on the current fiscal year and on earnings trends. Based upon the evaluation, management concluded the errors and the corrections of such errors are not material to the company's financial statements taken as a whole and corrected the errors in the fourth quarter of fiscal 2006. As a result, the company recognized an after-tax reduction in net earnings of $3.2 million during the fourth quarter of fiscal 2006 that relates primarily to benefits recognized in the first three quarters of fiscal 2006 for the estimated non-redemption of the rewards feature on the Circuit City Rewards Credit Card. The company also recognized an after-tax benefit of $0.4 million during the fourth quarter of fiscal 2006 to correct errors in lease accounting and for other matters in the consolidated financial statements for fiscal years 2004 and 2005.

     If material changes in accounting estimates or other unusual or infrequently occurring items are recognized in a quarter, we will include the disclosures required by paragraph 26 of APB 28 and paragraph (a)(5) of rule 10-01 of Regulation S-X in future filings on Form 10-Q.

Note 19.  Segment Information, page 56

3. Staff's Comment: We reviewed your responses to comments four and 16 in our letter dated February 28, 2007. Please tell us the aggregate amount of revenues derived from services and warranty sales for each year presented. Please also tell us the cost of services included in cost of sales buying and warehousing for each year presented. In addition, please disclose revenues from each group of similar products and services based on the financial information used to produce your general purpose financial statements or tell us why disclosure of the information is impracticable or not required by paragraph 37 of SFAS 131.

     Company's Response: The aggregate amount of revenues for our domestic segment derived from services; the cost of services included in cost of sales, buying and warehousing; and the amount of net warranty revenue for each year presented are included in the following table.

                                                   For the Fiscal Year Ended
                                                          February 28,
      (amounts in millions)                        2006      2005       2004
      ------------------------------------------ --------- ---------- ---------
      Revenues from services                        $[**]      $[**]     $[**]
      Cost of sales from services                   $[**]      $[**]     $[**]
      Net warranty sales                            $422.3     $379.4    $325.5

     Revenue   from   services   in  the   above   table   primarily   includes:
     computer-related services, mobile installations, home theater installations and product repair revenue.

     We acknowledge the staff's comment and propose the following disclosure of revenues from each group of similar products and services be included in our segment footnote in future filings:


     PERCENT OF DOMESTIC SEGMENT SALES BY CATEGORY

                                               Years Ended February 28
                                             2007         2006         2005
     --------------------------------------------------------------------------
     Video..............................      xx%          xx%          xx%
     Information technology.............      xx           xx           xx
     Audio..............................      xx            x            x
     Entertainment......................       x            x            x
     Warranty, services and other(a)....       x            x            x
     Total..............................     100%         100%         100%


     (a) Warranty, services and other revenue for the domestic segment include extended warranty net sales, revenue from computer-related services, mobile installations, home theater installations, product repair revenue and third-party providers.


     PERCENT OF INTERNATIONAL SEGMENT SALES BY CATEGORY

                                                    Years Ended February 28
                                               2007         2006         2005
     --------------------------------------------------------------------------
     Video................................      xx%          xx%          xx%
     Information technology...............      xx           xx           xx
     Audio................................       x            x            x
     Entertainment........................       x            x            x
     Warranty, services and other(a)......       x            x            x
     Total................................     100%         100%         100%


     (a) Warranty, services and other for the international segment include extended warranty sales and product repair revenue.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

Note 1.  Basis of Presentation, page 6

4. Staff's Comment: We reviewed your response to comment 17 in our letter dated February 28, 2007. Please disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of operating results. Refer to paragraph
     (b)(8) of Rule 10-01 of Regulation S-X.

     Company's Response: The discrete items recorded during the third quarter ended November 30, 2006, totaled $1.9 million. While these items may not be of a normal recurring nature, we, after evaluating all qualitative and quantitative factors, do not consider the discrete items to be material. The following language was included in Note 1 on page 6 of our Form 10-Q for the Fiscal Quarter Ended November 30, 2006:

         In the opinion of management, the accompanying unaudited financial statements contain all adjustments, which consist only of normal, recurring adjustments, necessary for a fair presentation. Due to the seasonal nature of the company's business, interim results are not necessarily indicative of results for the entire fiscal year.

     We believe this disclosure addresses paragraph (b)(8) of Rule 10-01 of Regulation S-X and do not believe reference to the discrete items is necessary.

                                      * * *

In connection with our response to your comments on our filing, we acknowledge that:

o We are responsible for the adequacy and accuracy of the disclosures in the filing;

o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness and attention to these matters. Please do not hesitate to contact me at 804.486.4060 if the Staff has any further questions or comments.


                                 Sincerely,

                                 /s/Philip J. Dunn
                                 -----------------
                                 Philip J. Dunn
                                 Senior Vice President, Treasurer & Controller


cc: Philip J. Schoonover, Chairman, President & Chief Executive Officer Michael E. Foss, Executive Vice President & Chief Fiancial Officer

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